Exhibit 99.1
For Immediate Release
Cancellation of the Acquisition of a 40% Interest in Eversun Technology Co., Ltd.

Beijing, China (March 25, 2010) — Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM) (“QXM” or the “Company”), a domestic manufacturer of mobile handsets in the People’s Republic of China (the “PRC”), today announced that it will not proceed with the proposed acquisition of the 40% equity interest in Beijing Eversun Technology Co., Ltd. (“Eversun”) that was previously announced on December 14, 2009.
“Due to disagreements relating to certain commercial terms between QXM and Eversun, we do not feel that such acquisition will be in the best interests of QXM and its shareholders,” said Chairman Zhiyang Wu. “Notwithstanding the decision to call off the acquisition, we will continue to work closely with Eversun to explore business cooperation opportunities in the PRC mobile handset market.”
No consideration relating to the proposed acquisition had been paid at the time of this cancellation and such cancellation will not result in any “broken deal” or other payments by any of the parties involved.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ''aim,’’ ''anticipate,’’ ''believe,’’ ''continue,’’ ''estimate,’’ ''expect,’’ ''intend,’’ ''is /are likely to,’’ ''may,’’ ''plan,’’ ''potential,’’ ''will’’ or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of March 25, 2010, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Lucy Wang
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 82193883
Email: wangjinglu@cectelecom.com

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